                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     Schedule 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*


                                HA-LO INDUSTRIES, INC.
                                   (Name of Issuer)

                              COMMON STOCK, NO PAR VALUE
                            (Title of Class of Securities)

                                     404429-10-2
                                    (CUSIP Number)

                                  BARRY J. SHKOLNIK
                               NEAL, GERBER & EISENBERG
                         TWO NORTH LASALLE STREET, SUITE 2100
                               CHICAGO, ILLINOIS 60602
                                    312 - 269-8046
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   OCTOBER 9, 1997
               (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (continued on following pages)

                                  Page 1 of 5 Pages


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-----------------------------                           ------------------------
   CUSIP NO. 404429-10-2              13D                Page 2 of 5 Pages
--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   LINDEN D. NELSON
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  / /
                                                                    (b)  / /
--------------------------------------------------------------------------------
    3  SEC USE ONLY


--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

                                          00
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                       / /
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

                               UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
                                               2,112,655
    NUMBER OF     --------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY                                    0
  OWNED BY EACH   --------------------------------------------------------------
    REPORTING        9   SOLE DISPOSITIVE POWER
   PERSON WITH                                 2,112,655
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      2,112,655
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                       / /
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                        10.1%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

                                          IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                     ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN

    UNLESS OTHERWISE DEFINED, ALL CAPITALIZED TERMS USED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE INITIAL SCHEDULE 13D FILED BY THE REPORTING PERSON.

This statement constitutes Amendment No. 2 to the Statement on Schedule 13D filed January 10, 1997 on behalf of Linden D. Nelson (the "Reporting Person") in connection with the beneficial ownership of the Common Stock, no par value (the "Shares"), of HA-LO Industries, Inc., an Illinois corporation (the "Company").


    Interest in Securities of the Issuer. Item 5 is hereby amended and restated in its entirety to read as follows:

    (a)  Beneficially Owned:

         Linden D. Nelson is the beneficial owner of 2,112,655 shares of Common Stock. This figure consists of: 1,821,240 shares of Common Stock owned by Mr. Nelson, 28,915 shares of Common Stock owned by the LLC, and 262,500 shares of Common Stock which Mr. Nelson has the right to acquire upon exercise of the Options held by him. This figure excludes 137,500 shares of Common Stock owned by Michelle Nelson, as to which Mr. Nelson expressly disclaims beneficial ownership. This figure also excludes 137,500 shares of Common Stock owned by Julie A. Nelson, as Trustee FBO Arielle L. Nelson and 137,500 shares of Common Stock owned by Julie A. Nelson, as Trustee FBO Sanford E. Nelson, as to which Mr. Nelson expressly disclaims beneficial ownership.

         Percent of Class:

         There are currently 20,672,596 outstanding shares of Common Stock, based on the Company's most recent 10Q filing. Assuming the exercise of the Options of which Mr. Nelson is the beneficial owner, Mr. Nelson owns 10.1% of the Common Stock.

    (b)  Number of shares as to which Mr. Nelson has:

         (i)       sole power to vote or to direct the vote:  2,112,655

         (ii)      shared power to vote or to direct the vote: -0-

         (iii)     sole power to dispose or to direct the disposition of:
                   2,112,655

         (iv) shared power to dispose or to direct the disposition of: -0-

    (c)  Transactions effected during the past sixty (60) days:

         Mr. Nelson has not effected any transactions in, or with respect to, Shares during the preceding sixty (60) days,


                               Page 3 of 5 pages
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         except as follows:

         During the past sixty (60) days, Mr. Nelson sold Shares as follows: 150,000 Shares on September 18, 1997 at $28.50 per Share; 50,000 Shares on September 19, 1997 at $27.50 per Share; 75,000 Shares on September 23, 1997 at $27.75; 25,000 Shares on September 23, 1997 at $28.50; 25,000 Shares on September 25, 1997 at $28.75; 25,000 Shares on September 26, 1997 at $28.75
         and 150,000 Shares on September 29, 1997 at $28.375, or an aggregate of 500,000 Shares. All of these sales were made in the open market.


                               Page 4 of 5 pages
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                                   SIGNATURE




    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated:   October 10 , 1997


                                  /s/ Linden D. Nelson
                                  -------------------------------
                                  Linden D. Nelson


                               Page 5 of 5 pages